Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE UPDATE ON ANNUAL GENERAL MEETING

June 14, 2017, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”, and together with Granite REIT, “Granite”) (TSX: GRT.UN; NYSE: GRP.U) announced today that Board members Wesley Voorheis, Peter Dey and Brydon Cruise have advised Granite that they will not be standing for re-election at unitholder meetings that will take place on June 15, 2017.

There are now eight candidates standing for election to the eight available Board positions. Accordingly, it is expected that following the unitholder meetings, Granite’s Board will be comprised of Peter Aghar, Donald Clow, Remco Daal, Michael Forsayeth, Samir Manji, Kelly Marshall, Al Mawani and Gerald Miller.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.